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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2005

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.    Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NEUROCHEM INC.
March 4, 2005

                                     By: (signed) David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary








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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM(LOGO)]                                  Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                             Tel: (450) 680-4572
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com
---------------------


        NEUROCHEM INC. PRICES PUBLIC OFFERING OF 4 MILLION COMMON SHARES
                     FOR GROSS PROCEEDS OF US$ 61.2 MILLION


MONTREAL, CANADA, MARCH 4, 2005 - NEUROCHEM INC. (NASDAQ: NRMX, TSX: NRM) announced today that its registration statement has become effective under the U.S. Securities Act of 1933 and that it has obtained a receipt for a final prospectus from each of the provinces of Canada in connection with its public offering of 4 million common shares. The common shares will be sold in the United States and Canada at US$ 15.30 per share and all common shares will be offered by the company. The total gross proceeds to the company will be approximately US$61.2 million. The offering is expected to close on or about March 9, 2005.

UBS Investment Bank is acting as the sole book running manager in this offering, and CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities LLC, BMO Nesbitt Burns Inc. and Fortis Securities LLC are acting as co-managers. Copies of the supplemented final prospectus may be obtained from UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171 or 1010 Sherbrooke Street West, suite 2510, Montreal, Quebec,
H3A 2R7.

Neurochem Inc. and its subsidiaries (Neurochem) intend to use the net proceeds from the offering to fund Neurochem's clinical trials of its investigational product candidates, primarily Alzhemed(TM), as well as to further complete pre-clinical and research and development programs and the balance for the marketing of Fibrillex(TM), working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or



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sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded and the study data are expected to be released in the second quarter of 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS; Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.'s control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem Inc. does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance ,if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.